UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed by JX Luxventure Group Inc., a corporation duly organized under the laws of the Republic of Marshall Islands (the “Company”), on March 6, 2026, the Company entered into a debt exchange agreement (the “Debt Exchange Agreement”) with Huidan Li, the Co-Chairman of the board of directors of the Company (the “Holder”), pursuant to which the Company agreed to issue to the Holder an aggregate of 650,307 shares (the “Exchange Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), in exchange for cancellation of $2,120,000 by the Holder, representing the total outstanding amount due (the “Total Amount Due”) under that certain promissory note, issued by the Company to the Holder on April 21, 2025 (the “Note”).

On March 25, 2026, at the closing of the Debt Exchange Agreement, which occurred upon satisfaction of all conditions set forth in the Debt Exchange Agreement, the Company issued to the Holder the Exchange Shares at a discounted price of $3.23 per share (representing a 20% discount based on $4.07 price per share as reported on the Nasdaq Capital Market on March 6, 2026) in exchange for cancellation by the Holder the Total Amount Due and the Note. The issuance of the Exchange Shares was authorized by the board of directors and holders of a majority of the total outstanding voting power of the Company.

The Exchange Shares were issued in reliance upon exemptions from registration requirements under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”) and/or Regulation S promulgated by the Securities and Exchange Commission (“SEC”) thereunder, as a transaction by an issuer not involving public offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2026	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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